SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D/A
(Rule 13d-101)

Under the Securities Exchange Act of 1934
(Amendment No. 1)

COVENANT TRANSPORTATION GROUP, INC.
__________________________________________________________________________________
(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $.01
__________________________________________________________________________________
(Title of Class of Securities)

22284P105
__________________________________________________________________________________
(CUSIP Number)

David R. and Jacqueline F. Parker
400 Birmingham Highway
Chattanooga, TN 37419
Telephone:  (423) 821-2369
Facsimile:  (423) 821-0219
__________________________________________________________________________________
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Heidi Hornung-Scherr, Esq.
Scudder Law Firm, P.C., L.L.O.
411 South 13th Street, 2nd Floor
Lincoln, NE 68508

November 25, 2014
__________________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP NO.:  22284P105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David R. Parker and Jacqueline F. Parker(1)
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person with	7.	Sole Voting Power 5,864,072(2)
	8.	Shared Voting Power 244,134(3)
	9.	Sole Dispositive Power 5,864,072 (2)
	10.	Shared Dispositive Power 244,134(3)
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,864,072 (2)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]
13.	Percent of Class Represented by Amount in Row (11) 31.3%(4)
14.	Type of Reporting Person (See Instructions) IN

__________________________

(1)
Shares reported are based upon the February 12, 2015, holdings of David R. Parker and Jacqueline F. Parker.  All shares are held by Mr. and Mrs. Parker as joint tenants with rights of survivorship, with the exception of (i) 64,000 shares of restricted Class A common stock granted to Mr. Parker subject to certain performance vesting and holding provisions, (ii) 27,543 shares of Class A common stock allocated to the account of Mr. Parker under the 401(k) plan of the Issuer (the number of shares reported as beneficially owned is equal to Mr. Parker’s February 2, 2015, account balance in the employer stock fund under the Issuer’s 401(k) plan divided by the closing price on such date), (iii) 10,000 shares of Class A common stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase, (iv) 100,000 shares of Class A common stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control), and (v) 74,502 shares of Class A common stock held by Mr. Parker.

(2)
Includes (i) 3,238,477 shares of Class A common stock owned by Mr. and Mrs. Parker as joint tenants with rights of survivorship, (ii) 100,000 shares of Class A common stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control), (iii) 64,000 shares of restricted Class A common stock granted to Mr. Parker subject to certain performance vesting and holding provisions, (iv) 27,543 shares of Class A common stock allocated to the account of Mr. Parker under the Issuer's 401(k) plan (the number of shares reported as beneficially owned is equal to Mr. Parker’s February 2, 2015, account balance in the employer stock fund under the Issuer’s 401(k) plan divided by the closing price on such date), (v) 10,000 shares of Class A common stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase for $13.64 per share, (vi) 74,052 shares of Class A common stock held by Mr. Parker, and (vii) 2,350,000 shares of Class B common stock, which is not registered under Section 12 of the Securities Exchange Act of 1934, but which is convertible into an equal number of shares of Class A common stock.  There are no additional options to purchase that will be exercisable within sixty days of the date hereof.

(3)	Reports shares of Class A common stock held by Mr. Parker’s mother over which Mr. Parker holds a power of attorney, but as to which he expressly disclaims any beneficial ownership.

(4)
The Issuer has both Class A and Class B common stock.  The Class A common stock has one vote per share.  The Class B common stock has two votes per share while beneficially owned by David Parker, Jacqueline Parker, Rachel Parker-Hatchett, or Jonathan Parker.  The Class B common stock is currently controlled by David and Jacqueline Parker.  Each share of Class B common stock is convertible into the same number of shares of Class A common stock (i) at any time at the election of the holder and (ii) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family.  As of December 31, 2014, there were 15,746,609 shares of Class A common stock and 2,350,000 shares of Class B common stock outstanding.  In addition, as of December 31, 2014, there were 642,438 shares of restricted Class A common stock outstanding.  The percentage indicated is based upon 18,749,047 shares outstanding, which includes the 2,350,000 shares of Class B common stock convertible into an equal number of shares of Class A common stock, 642,438 shares of restricted Class A common stock, and 10,000 shares underlying Mr. Parker's currently exercisable options.  As a result of the two-class structure, Mr. and Mrs. Parker controlled stock possessing approximately 39.0% of the voting power of all outstanding Issuer stock.

Item 1.	Security and Issuer.

This Amendment No. 1 (this "Amendment") to the statement on Schedule 13D filed with the Securities and Exchange Commission on December 8, 2008 (the "Original Statement") relates to the Class A common stock, par value $0.01 per share (the "Class A common stock"), of Covenant Transportation Group, Inc., a Nevada corporation (the "Issuer").  The principal executive offices of the Issuer are located at 400 Birmingham Highway, Chattanooga, TN 37419.  Information contained in the Original Statement remains effective except to the extent that it is amended, restated, supplemented, or superseded by the information contained in this Amendment.

Item 2.                      Identity and Background.

(a)           This Amendment is being filed jointly on behalf of David R. Parker and Jacqueline F. Parker (together, the "Reporting Persons").  The Reporting Persons may be deemed to be members of a group within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.  Neither the filing of this Amendment, nor the filing of the Original Statement, however, should be deemed an admission that the Reporting Persons comprise a group for purposes of Section 13(d)(3).

(b)           The business address of the Reporting Persons is 400 Birmingham Highway, Chattanooga, TN 37419.

(c)

Mr. Parker

The principal occupation of Mr. Parker is Chairman, President, and Chief Executive Officer of the Issuer.  The principal business address of the Issuer is 400 Birmingham Highway, Chattanooga, TN 37419.

Mrs. Parker

The principal occupation of Mrs. Parker is Chief Strategy Officer of the Issuer.  Mrs. Parker's business address is 400 Birmingham Highway, Chattanooga, TN 37419.

(d) – (e)       During the last five years, neither of the Reporting Persons has been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           The Reporting Persons are citizens of the United States of America.

Item 3.                      Source and Amount of Funds or Other Consideration.

On November 25, 2014, the Issuer closed the public offering of 3,036,000 shares of its Class A common stock (the “Offering”).  The Offering resulted in a decrease in the beneficial ownership of the Reporting Persons as a percentage of the Issuer's outstanding shares.

Mr. Parker may be deemed to have acquired beneficial ownership of an additional 244,134 shares of Class A common stock upon execution by Mr. Parker’s mother of a power of attorney in favor of Mr. Parker on June 23, 2010 (the "Power of Attorney"), as to which Mr. Parker expressly disclaims any beneficial ownership.

Because both the dilution of the Reporting Persons' beneficial ownership in the Issuer's outstanding shares of Class A common stock as a result of the Offering and the interest acquired under the Power of Attorney did not involve a purchase of securities, no monetary or other type of consideration was paid or received by any Reporting Person in connection with the foregoing transactions.

Item 4.                      Purpose of Transaction.

The Issuer entered into the Offering to repay indebtedness.

The Power of Attorney was executed by Mr. Parker’s mother for estate planning reasons.

Item 5.                      Interest in Securities of the Issuer.

(a)           As of December 31, 2014, there were 18,739,047 shares of Class A and Class B common stock outstanding.  As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner (pursuant to Rule 13d-3) of an aggregate of 5,864,072(1) shares of common stock, representing approximately 31.3%(2) of the issued and outstanding shares of common stock of the Issuer.

(b)           The Reporting Persons have the sole power to vote 5,864,072 shares of common stock of the Issuer for which beneficial ownership is reported; provided, however, that shares underlying exercisable stock options do not have voting rights until such options are duly exercised.  Mr. Parker has shared power to vote 244,134 shares of Class A common stock of the Issuer subject to the Power of Attorney, but as to which he expressly disclaims any beneficial ownership.

(c)           No transactions in the Issuer's common stock were effected by the Reporting Persons within the past 60 days, except an exercise of a stock option for 5,690 shares of Class A common stock set to expire on February 16, 2015, and a forfeiture of 3,326 shares of Class A common stock to satisfy tax withholding obligations on December 31, 2014.

(d)           Not applicable.

(e)           Not applicable.

Item 6.                      Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

In connection with the Offering, the Reporting Persons have entered into lock-up agreements (collectively, the "Underwriter Lock-Up Agreement") with the underwriters of such public offering in respect of their shares of Class A common stock.  Pursuant to the terms of the Underwriter Lock-Up Agreement, Mr. Parker agreed, subject to certain exceptions, for at least 75 days after the Offering, he will not offer, sell, contract to sell, pledge, lend, grant any option to purchase, make any short sale or otherwise dispose of any of his shares of Class A or Class B common stock that he owns.  The lock-up agreement has expired.

Except as otherwise described herein in Items 3, 4, 5, and 6 of this Statement, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the Reporting Persons and any person, with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities of the Issuer, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.  The Reporting Persons have entered into a joint filing agreement, which is incorporated by reference to Exhibit 1 of the Original Statement.

Item 7.                      Material to be Filed as Exhibits.

Exhibit 1
Joint Filing Agreement, dated December 8, 2008, by and between the Reporting Persons, incorporated by reference to Exhibit 1 of Schedule 13D filed with the Securities and Exchange Commission on December 8, 2008.

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(1)  The shares of Common Stock deemed to be beneficially owned by the Reporting Persons consist of (i) 3,238,477 shares of Common Stock owned by Mr. and Mrs. Parker as joint tenants with rights of survivorship, (ii) 100,000 shares of Class A Common Stock owned by the Parker Family Limited Partnership (of which Mr. and Mrs. Parker are the two general partners and possess sole voting and investment control), (iii) 64,000 shares of restricted Class A Common Stock granted to Mr. Parker subject to certain performance vesting and holding provisions, (iv) 27,543 shares of Class A Common Stock allocated to the account of Mr. Parker under the Issuer's 401(k) plan (the number of shares reported as beneficially owned is equal to Mr. Parker’s February 2, 2015, account balance in the employer stock fund under the Issuer’s 401(k) plan divided by the closing price on such date), (v) 10,000 shares of Class A Common Stock that Mr. Parker does not yet own, but with respect to which Mr. Parker has currently exercisable options to purchase for $13.64 per share, (vi) 74,052 shares of Class A common stock held by Mr. Parker, and (vii) 2,350,000 shares of Class B Common Stock, which is not registered under Section 12 of the Securities Exchange Act of 1934.   Does not include 244,134 shares of Class A Common Stock held by Mr. Parker’s mother over which Mr. Parker holds a power of attorney, but as to which he expressly disclaims any beneficial ownership.

(2)  The Issuer has both Class A and Class B common stock.  The Class A common stock has one vote per share.  The Class B common stock has two votes per share while beneficially owned by David Parker, Jacqueline Parker, Rachel Parker-Hatchett, or Jonathan Parker.  The Class B common stock is currently controlled by David and Jacqueline Parker.  Each share of Class B common stock is convertible into the same number of shares of Class A common stock (i) at any time at the election of the holder and (ii) automatically upon transfer to any person other than members of Mr. and Mrs. Parker's immediate family.  As of December 31, 2014, there were 15,746,609 shares of Class A common stock and 2,350,000 shares of Class B common stock outstanding.  In addition, as of December 31, 2014, there were 642,438 shares of restricted Class A common stock outstanding.  The percentage indicated is based upon 18,749,047 shares outstanding, which includes the 2,350,000 shares of Class B common stock convertible into an equal number of shares of Class A common stock, 642,438 shares of restricted Class A common stock, and 10,000 shares underlying Mr. Parker's currently exercisable options.  As a result of the two-class structure, Mr. and Mrs. Parker controlled stock possessing approximately 39.0% of the voting power of all outstanding Issuer stock.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth herein is true, complete and correct, and that this statement is filed on behalf of myself and the other signatories hereto.

DAVID R. PARKER, individually

/s/ David R. Parker, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a POA previously filed with the SEC

JACQUELINE F. PARKER, individually

/s/ Jacqueline F. Parker, by Heidi Hornung-Scherr, attorney-in-fact, pursuant to a POA previously filed with the SEC

Dated: February 17, 2015